EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(U.S. dollar amounts in thousands, except ratio amounts)

						Nine Months Ended September 30, 2017
	Year Ended December 31,
	2012	2013	2014	2015	2016
Fixed charges
Interest expense	286,019	226,329	780,349	1,099,884	1,091,861	840,891
Capitalized interest	2,616	7,455	80,328	79,230	107,688	82,051
Portion of rent expense representative of interest	698	712	4,597	5,754	4,465	2,853

Total fixed charges	289,333	234,496	865,274	1,184,868	1,204,014	925,795

Earnings:
Income from continuing operations before income tax	154,879	310,791	916,898	1,365,699	1,200,396	917,589
Distributed income from equity investees	1,848	4,324	25,158	2,652	9,136	4,866
Fixed charged from above	289,333	234,496	865,274	1,184,868	1,204,014	925,795
Less capitalized interest from above	(2,616)	(7,455)	(80,328)	(79,230)	(107,688)	(82,051)
Amortization of capitalized interest	2,743	2,838	3,010	4,647	8,757	8,422

Earnings (as defined)	446,187	544,994	1,730,012	2,478,636	2,314,615	1,774,621

Ratio of earnings to fixed charges	1.54	2.32	2.00	2.09	1.92	1.92